Exhibit 99.1

May 28, 2026	VIA SEDAR

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Securities Office

Nunavut Securities Office

Re:	BRP Inc.

Report on Voting Results pursuant to Section 11.3 of National Instrument

51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of the shareholders of BRP Inc. (the “Company”) held on May 28, 2026 (the “Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, all nominees proposed by management of the Company were elected as directors of the Company, with the following results:

Nominee	Votes For	%	Votes Against	%

Élaine Beaudoin	222,107,703	93.33%	15,883,853	6.67%

Pierre Beaudoin	233,969,302	98.31%	4,022,255	1.69%

Joshua Bekenstein	220,969,381	92.85%	17,022,175	7.15%

Charles Bombardier	236,445,908	99.35%	1,545,648	0.65%

Nominee	Votes For	%	Votes Against	%

Ernesto M. Hernández	237,897,350	99.96%	94,206	0.04%

Katherine Kountze	237,896,874	99.96%	94,682	0.04%

Denis Le Vot	237,493,309	99.79%	498,249	0.21%

Nicholas Nomicos	237,597,506	99.83%	394,050	0.17%

Edward Philip	233,612,223	98.16%	4,379,332	1.84%

Michael Ross	237,896,408	99.96%	95,148	0.04%

Barbara Samardzich	237,815,332	99.93%	176,226	0.07%

Hildegard Maria Wortmann	237,568,826	99.82%	422,731	0.18%

2.	Appointment of PricewaterhouseCoopers LLP as Auditor

A ballot was conducted with respect to the appointment of PricewaterhouseCoopers LLP as the Company’s auditor. According to proxies received and ballots cast, PricewaterhouseCoopers LLP was appointed as the Company’s auditor with the following results:

Votes For	%	Votes Withheld	%

238,758,508	99.85%	366,712	0.15%

3.	Adoption of the advisory non-binding resolution on the Company’s approach to executive compensation

A ballot was conducted with respect to the adoption of an advisory non-binding resolution in respect of the Company’s approach to executive compensation, as more particularly described in the Management Proxy Circular (the “Circular”) dated April 22, 2026. According to proxies received and ballots cast, the advisory non-binding resolution was adopted with the following results:

Votes For	%	Votes Against	%

236,366,628	99.32%	1,624,928	0.68%

DATED this 28th day of May, 2026.

BRP INC.

(s) Martin Langelier
Martin Langelier
Chief Legal Officer and Corporate Services

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